First Quarter 2026
Earnings Release
For the period 1 January to 31 March 2026
Cadeler A/S. Incorporated in Denmark.  Registration Number (CVR no.): 3118 0503
Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

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Financial Performance
Income statement and cash flows
The Group's revenue for the first three months of 2026 was EUR 125 million, an increase of EUR 60 million compared to the EUR 65 million revenue reported for the comparable period in 2025, driven principally by the increase in contracted days resulting from fleet expansion.
The Group’s cost of sales for the first three months of 2026 was
EUR 98 million, EUR 53 million higher than the comparable period in
2025, driven mainly by the addition of three new operating vessels to the fleet, Wind Ally, Wind Mover and Wind Keeper.
The Group’s ten operating vessels achieved a combined 47.6%
utilisation rate for the first three months of 2026, compared to 55.3% in the same period in 2025, where the Group had seven operating vessels.
The Group's EBITDA for the first three months of 2026 was EUR 47 million, an increase of EUR 23 million compared to the EBITDA of
EUR 24 million reported for the same period in 2025, as disclosed in the
Alternative Performance Measures (APM) section.
For the first three months of 2026, the Group’s result was a loss of
EUR 7 million, a decrease of EUR 9 million relative to the EUR 2 million profit reported for the comparable period in 2025.
Despite the Group's increase in gross profit, the reduction in the result for the first three months of 2026 compared to the corresponding period in 2025 was primarily driven by an increase in financial expenses, as most vessels were delivered as expected, leading to a higher portion of the interest cost being expensed rather than capitalised.
Net cash flow provided by operating activities was EUR 42 million in the first three months of 2026, EUR 22 million higher than the EUR 20 million recorded for the comparable period in 2025, primarily reflecting the conversion of contract assets into cash.
Net cash flow used in investing activities in the first three months of 2026 was EUR 91 million, a decrease of EUR 390 million
compared to the EUR 481 million reported for the same period in
2025. This decrease relates to a higher amount of final
instalments in the first three months of 2025, compared to Q1
2026.
Net cash flow provided by financing activities in the first three months of 2026 was EUR 119 million, a decrease of EUR 363
million compared to the EUR 482 million reported for the
comparable period in 2025. This decrease was driven by lower proceeds from borrowings net of bank fees compared to the
same period in 2025 and partially offset by the proceeds from the Group's issue of share capital net of fees during Q1 2026 of
EUR 170 million.
Outlook 2026
The Group’s 2026 guidance for both revenue and EBITDA remains unchanged for 2026: Revenue is expected to range between EUR 854 million and EUR 944 million and EBITDA is expected to be in the range of EUR 420 million to EUR 510 million, as disclosed in the
Group's Annual Report 2025.
Subsequent Events
On 28 April 2026, the lenders under Cadeler's EUR 100 million RCF-B
Facility and Cadeler agreed to extend that facility, which had been due to expire on 19 June 2026, by a further 18 months to 19
December 2027.
This earnings release report for the period 1 January to 31 March
2026 is neither audited nor reviewed.

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Financial Performance
Continued from previous page

Key Figures	Q1 2026	Q1 2025
EUR'000
Revenue	124,727	65,474
Gross profit	26,763	20,916
Operating profit	7,786	4,830
Net financials	(14,638)	(1,801)
Profit/(loss) for the period	(7,049)	1,798

Cash flow provided by operating activities	42,213	20,387
Cash flow used in investing activities	(90,672)	(480,860)
Of which investment in property, plant and equipment	(90,976)	(466,217)
Cash flow provided by financing activities	118,803	482,041
Net increase in cash and cash equivalents	70,344	21,568

Share related key figures
Earnings per share (EPS), EUR	(0.02)	0.01
Diluted earnings per share (diluted EPS), EUR	(0.02)	0.01
Operational metrics
Contracted days (no. of days)	428	284
Utilisation (%)	47.6%	55.3%

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Financial Performance
Continued from previous page
Capital and assets
As of 31 March 2026, the Group’s total assets amounted to EUR 3,536 million, a 3% increase compared to
31 December 2025. This increase was driven primarily by an increase in property, plant and equipment of
EUR 80 million, which was attributable to newbuilds and various vessel upgrades, and an increase in Cash and cash equivalents of EUR 70 million.
The Group's equity amounted to EUR 1,682 million as of 31 March 2026, reflecting an increase of EUR 178 million from the balance at year end 2025 of EUR 1,504 million. The development in the Group's equity was driven by a net capital increase of EUR 170 million after transaction costs, a gain of EUR 16 million from changes in fair value and costs of hedges, offset by a loss of EUR 7 million for the first three months of 2026.
The Company completed a successful private placement on 25 March 2026, resulting in the issuance of approximately 35 million shares at a price of NOK 56 per share. Overall the Company raised approximately EUR 175 million before transaction costs. The net proceeds are intended to partly finance two Wind Foundation Installation Vessel newbuilds (referred to as the “T-Class newbuilds') to be delivered mid-2030 and mid-2031 and the potential acquisition of a heavy-lift vessel for scour protection (rock installation) scopes.

Key Figures	31 March 2026	31 December 2025
EUR'000
Total assets	3,535,513	3,416,676
Non-current asset	3,109,886	3,026,719
Total liabilities	1,853,689	1,913,000
Equity	1,681,824	1,503,676
Cash and cash equivalents	221,295	151,679
Financial ratios and operational metrics
Return on assets (%)	0.2%	11.9%
Return on equity (%)	(0.4)%	20.5%
Equity ratio (%)	47.6%	44.0%
Average number of employees¹
Onshore	355	307
Offshore	749	586
The financial ratios and operational metrics identified above are calculated in accordance with the terms and definitions set out in the Annual Report 2025.
  1 Average number of full-time equivalent Cadeler employees for the reporting period.

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Financial Performance
Continued from previous page
As of 31 March 2026, the Group is in compliance with all financial covenants and expects to remain compliant during 2026.
On 28 April 2026, the lenders under Cadeler's EUR 100 million RCF-B Facility and Cadeler agreed to extend that facility, which had been due to expire on 19 June 2026, by a further 18 months to 19 December 2027.

EUR Million	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Above 5 years	Total
Corporate Financing	19	75	283	73	16	465
Vessel Financing	105	105	105	266	568	1,150
Total Borrowing	124	180	388	339	583	1,615

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Financial Performance
Continued from previous page
Order backlog
Cadeler’s order book for 2026 is substantially filled. As of 20 May
2026, notable contracts signed since 1 January 2026 include:
•In February, Nexra – Cadeler’s service platform –
announced the signing of a firm contract for an O&M
campaign in Taiwan commencing in March 2026, to run for
3-4 months. The value of the contract to Cadeler exceeds
EUR 20m.
•In March, Nexra closed two additional firm contracts: a
second 3–4  month O&M campaign for Wind Maker in
Taiwan, and a 2–3 month campaign for Wind Zaratan in
Japan, both to be completed in 2026.
•In addition, in January 2026 Cadeler announced that it had
signed a preferred supplier agreement (PSA) with an
undisclosed client for the transportation and installation of monopiles and transition pieces at a large offshore wind
farm in Europe. The campaign is expected to commence in
H1 2028 and to be executed using two of Cadeler’s vessels,
including a newbuild A-class vessel. The PSA is subject to
the client's FID on the project.
Vessel Reservation Agreements (VRAs) and Preferred Supplier
Agreements (PSAs) are not included in the contract backlog.
The Group’s order backlog as of the reporting date amounted to
EUR 2,705 million.

EUR Million	Within 1 year	After 1 year	Total
Contract backlog including options as of 31 March 2026
Firm, excluding options	842	1,461	2,303
Options considered as contingent considerations for revenue recognition purposes	59	142	201
Options not considered as contingent considerations for revenue recognition purposes	59	142	201
Total¹	960	1,745	2,705
Additions in the period 1 April to 20 May 2026:
Firm, excluding options	-	-	-
Options considered as contingent considerations for revenue recognition purposes	-	-	-
Options not considered as contingent considerations for revenue recognition purposes	-	-	-
Contract backlog including options as of 20 May, unadjusted for services provided during the period 1 April - 20 May 2026²	960	1,745	2,705
1 As of 31 March 2026, 82% of the contract backlog (an aggregate of EUR 2,229 million) related to projects for which the relevant counterparty had taken a positive final investment decision (FID), and an aggregate of EUR 475 million remained subject to counterparty FID (the foregoing figures include both firm and option line items).
2As of the date of this earnings release, 82% of the contract backlog related to projects for which the relevant counterparty had taken a positive FID (the foregoing figures include both firm and option line items).

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Interim Condensed Consolidated Statement of
Profit or Loss and Other Comprehensive Income

EUR'000	Q1 2026	Q1 2025
Revenue	124,727	65,474
Cost of sales	(97,964)	(44,558)
Gross profit	26,763	20,916
Net other operating income and expenses	938	136
Administrative expenses	(19,915)	(16,222)
Operating profit	7,786	4,830

Financial income	9,534	270
Financial expenses	(24,172)	(2,071)
Profit/(loss) before income tax	(6,852)	3,029

Income tax expense	(197)	(1,231)
Profit/(loss) for the period	(7,049)	1,798
Profit/(loss) for the period attributable to:
Equity holders of the parent	(7,049)	1,798

Earnings per share
Basic, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	(0.02)	0.01
Diluted, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	(0.02)	0.01

EUR'000	Q1 2026	Q1 2025
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Cash flow hedges - changes in fair value	13,067	(3,929)
Cash flow hedges - items recycled	(18)	(3,016)
Cash flow hedges - cost of hedging	1,070	(3,828)
Other comprehensive income/(loss) after tax	14,119	(10,773)
Total comprehensive income/(loss) for the period, net of tax	7,070	(8,975)
Total comprehensive income/(loss) attributable to:
Equity holders of the parent	7,070	(8,975)

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Interim Condensed Consolidated Balance Sheet

EUR'000	31 March 2026	31 December 2025
Intangible assets	19,493	19,432
Property, plant and equipment	3,016,754	2,937,060
Right-of-use assets	12,230	12,598
Leasehold deposits	1,163	1,141
Derivative assets	6,696	2,419
Other non-current assets	53,550	54,069
Total non-current assets	3,109,886	3,026,719

Current assets
Inventories	3,784	3,540
Trade and other receivables	145,529	139,029
Contract assets	39,891	81,923
Prepayments	13,970	13,523
Current derivative assets	1,158	263
Cash and cash equivalents	221,295	151,679
Total current assets	425,627	389,957
Total assets	3,535,513	3,416,676

EUR'000	31 March 2026	31 December 2025
Share capital	51,841	47,144
Share premium	1,265,213	1,099,495
Treasury shares	(2,999)	(2,999)
Reserves	32,542	18,423
Retained earnings / (accumulated losses)	335,227	341,613
Total equity	1,681,824	1,503,676
Non-current liabilities
Lease liabilities	11,175	12,482
Deferred tax liabilities	12,886	13,256
Deferred revenue	43,918	30,901
Debt to credit institutions	1,457,034	1,494,623
Derivative liabilities	2,608	10,654
Total non-current liabilities	1,527,621	1,561,916
Trade and other payables	76,955	98,208
Payables to related parties	127	272
Deferred revenue	117,871	128,716
Current lease liabilities	1,901	1,057
Current income tax liabilities	4,152	3,638
Current debt to credit institutions	124,493	116,131
Current derivative liabilities	569	3,062
Total current liabilities	326,068	351,084
Total liabilities	1,853,689	1,913,000
Total equity and liabilities	3,535,513	3,416,676

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Interim Condensed Consolidated Statement of Changes in Equity

				Reserves
EUR'000	Share capital	Share premium	Treasury shares	Hedging reserves	Cost of hedging reserves	Foreign currency translation reserve	Retained earnings	Total
2026
At 1 January 2026	47,144	1,099,495	(2,999)	(8,381)	(577)	27,381	341,613	1,503,676
Profit/(loss) for the period	—	—	—	—	—	—	(7,049)	(7,049)
Other comprehensive income for the period	—	—	—	13,049	1,070	—	—	14,119
Total comprehensive income for the period	—	—	—	13,049	1,070	—	(7,049)	7,070
Capital increase March 2026	4,697	169,502	—	—	—	—	—	174,199
Costs incurred in connection with March 2026 capital increase	—	(3,784)	—	—	—	—	—	(3,784)
Share-based payments	—	—	—	—	—	—	663	663
End of 31 March 2026	51,841	1,265,213	(2,999)	4,668	493	27,381	335,227	1,681,824

2025
At 1 January 2025	47,144	1,099,495	(1,283)	(3,332)	5,131	27,381	59,358	1,233,894
Profit for the period	—	—	—	—	—	—	1,798	1,798
Other comprehensive income for the period	—	—	—	(6,945)	(3,828)	—	—	(10,773)
Total comprehensive profit for the period	—	—	—	(6,945)	(3,828)	—	1,798	(8,975)
Share-based payments	—	—	—	—	—	—	619	619
End of 31 March 2025	47,144	1,099,495	(1,283)	(10,277)	1,303	27,381	61,775	1,225,538

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Interim Condensed Consolidated Statement of Cash Flows

EUR'000	Q1 2026	Q1 2025
Cash flow from operating activities
Profit/(loss) for the period	(7,049)	1,798
Adjustments of non-cash items	50,075	22,380
Depreciation and amortisation	39,127	18,824
Finance income	(1,230)	(266)
Interest expenses	10,836	107
Finance costs	2,062	705
Income tax expense	196	1,249
Fair value change of derivative instruments through profit or loss	(1,579)	196
Share-based payment expenses	663	619

Changes in working capital	(1,992)	(4,056)
Inventories	(244)	(2,540)
Trade receivables, contract assets, prepayments and other receivables	35,066	(27,376)
Trade and other payables	(38,848)	(28,907)
Receivables from related parties	8	(460)
Payables to related parties	(145)	112
Deferred revenue	2,171	55,115
Income tax paid	(51)	—
Interest received	1,230	266
Net cash provided by operating activities	42,213	20,387

EUR'000	Q1 2026	Q1 2025
Cash flow from investing activities
Additions to property, plant and equipment	(90,976)	(466,217)
Additions to intangible assets	(192)	(492)
Movements in other non-current assets	519	(14,074)
Leasehold deposits	(23)	(77)
Net cash used in investing activities	(90,672)	(480,860)

Cash flow from financing activities
Principal repayment of lease liabilities	(705)	(790)
Interest paid	(19,093)	(3,708)
Proceeds from issue of share capital	174,199	-
Transactional costs on issues of shares	(3,784)	-
Bank charges	(1,335)	(705)
Proceeds from borrowing net of bank fees	(1,042)	494,749
Repayment of loan	(29,437)	(7,505)
Net cash provided by financing activities	118,803	482,041
Net increase in cash and cash equivalents	70,344	21,568
Cash and cash equivalents at beginning of the period	151,679	58,464
Effect of exchange rate on cash and cash equivalents	(728)	—
Cash and cash equivalents at end of the period	221,295	80,032

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Forward-Looking Statements
The annual report, as referred to in this document, and this earnings release, contain certain forward-looking statements relating to the business, financial performance, and results of the
Company and/or the industry in which it operates.
Forward-looking statements concern future circumstances and
results and other statements that are not historical facts,
sometimes identified by the words “believes”, expects”, "predicts",
"intends", "projects", "plans", "estimates", "aims", "foresees",
"anticipates", "targets", and similar expressions. The forward-
looking statements contained in the annual report and this
earnings release, including assumptions, opinions and views of the
Company or cited from third party sources are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any
anticipated development. Such factors may for example include a change in the price of raw materials.
None of the Company or any of its parent or subsidiaries
undertakings or any such person's officers or employees provides any assurance that the assumptions underlying such forward-
looking statements are free from errors nor does any of them accept any responsibility for the future accuracy of the opinions expressed in the annual report or the actual occurrence of the forecasted developments.
The Company assumes no obligation, except as required by law, to update any forward-looking statements or to conform these
forward-looking statements to its actual results.
The annual report and this earnings release may contain
information obtained from third parties. You are advised that such third-party information has not been prepared specifically for inclusion in the annual report or this earnings release and the
Company has not undertaken any independent investigation to
confirm the accuracy or completeness of such information.
Several other factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be
expressed or implied by statements and information in the annual report or this earnings release.
Should any risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the annual report or this earnings release.
No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, neither the
Company, not any of its subsidiaries or shareholders or any
officers, directors, board members or employees accept any
liability whatsoever arising directly or indirectly from the use of the annual report or this earnings release.

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Alternative Performance Measures
Non-IFRS Financial Measures
To supplement its financial information presented in accordance with IFRS, the Group uses certain non-
IFRS metrics, including EBITDA, when measuring performance, including when measuring current period results of operations against prior periods. Because of its non-standardised definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how management assesses underlying performance.
These supplemental non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplemental data relating to the Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and operating performance. In addition, Management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-
operating items such as asset sales, write-offs, contract termination costs or items outside of
Management’s control.
As a performance measure, the Group used EBITDA: Earnings before interest, tax, finance income/costs and depreciation and amortisation.
EBITDA is calculated as shown below:

EUR'000	Q1 2026	Q1 2025
Operating profit or loss as reported in the statement of profit	7,786	4,830
Right-of-use asset amortisation	466	283
Depreciation and amortisation	38,746	18,541
EBITDA	46,998	23,654

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Kalvebod Brygge 43
DK–1560 Copenhagen V
Denmark
+45 3246 3100
www.cadeler.com